

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Anshul Maheshwari
Chief Financial Officer
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

   Re: SI-BONE, Inc.
     Form 10-K for the fiscal year ended December 31, 2022
     Filed March 2, 2023
     File No. 001-38701

Dear Anshul Maheshwari:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and Services

cc: Michael Pisetsky, SVP & CLO